BPD

SD 3/9/05

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

SECURIT[IES AND EXCHANGE COMM]ISSION

05036634

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
FEB 28 2005
WASHINGTON DC 213 SECTION

SEC FILE NUMBER
8- 41666

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BCR CAPITAL CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9449 PRIORITY WAY, WEST DRIVE, SUITE 130
(No. and Street)

INDIANAPOLIS	IN	46240
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

REX M. CRAIG (317) 705-2060
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICE & GARTRELL, P.C.
(Name – *if individual, state last, first, middle name*)

8465 KEYSTONE CROSSING, SUITE 195	INDIANAPOLIS	IN	46240
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TLH 3/11

OATH OR AFFIRMATION

I, REX M. CRAIG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BCR CAPITAL CORPORATION, as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ● (o) Independent Auditor's Report on INternal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BCR CAPITAL CORPORATION
FINANCIAL STATEMENT

DECEMBER 31, 2004

CONTENTS

PRICE & GARTRELL, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholders
BCR Capital Corporation
Indianapolis, Indiana

Independent Auditor's Report

We have audited the accompanying statement of financial condition of BCR Capital Corporation as of December 31, 2004, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audit in accordance with generally accepted auditing standards accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial condition of BCR Capital Corporation as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained on page 8 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a – 5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Price & Gartrell, P.C.

PRICE & GARTRELL, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

February 9, 2005

Stephen D. Price, C.P.A.
H. Lynn Gartrell, C.P.A.
Frank T. Crislip, Jr., C.P.A.
Jason C. Lowe, C.P.A.
8465 KEYSTONE CROSSING, SUITE 195 • INDIANAPOLIS, INDIANA 46240
(317) 257-4100 • FAX (317) 205-7005 • EMAIL pgpc@on-net.net

BCR CAPITAL CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$	9,240
Prepaid insurance		974
Office equipment (net of accumulated depreciation of $1,392		1,216
Total assets	$	11,430

STOCKHOLDERS' EQUITY

Stockholder's equity:		
Common stock, $1 stated value		
Authorized - 1,000 shares		
Issued and outstanding - 300 shares	$	300
Additional paid-in capital		526,500
Retained earnings (deficit)		(515,370)
	$	11,430

See accompanying notes to financial statements.

BCR CAPITAL CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUE	
Fees	$ 100,835
EXPENSES	
Compensation and benefits	26,706
Accounting fees	1,985
Occupancy	56,785
Consulting and professional fees	65,000
Administrative expenses	29,690
Reimbursements from office sharing arrangements	(59,801)
	120,365
NET LOSS	$ (19,530)

See accompanying notes to financial statements.

BCR CAPITAL CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Common Stock	Additional Paid-In Capital	Retained Earnings
Balance at January 1, 2004	$ 300	$ 508,500	$ (495,840)
Contributed capital	-	18,000	0
Net loss	-	-	(19,530)
Balance at December 31, 2004	$ 300	$ 526,500	$ (515,370)

See accompanying notes to financial statements.

BCR CAPITAL CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Operating activities		
Net loss	$	(19,530)
Depreciation expense		811
Increase in prepaid insurance		(157)
Net cash used for operating activities		(18,876)
Investing activities		
Purchased equipment		-
Financing activities		
Contributions to capital		18,000
Distribution		-
Net cash provided by financing activities		18,000
Decrease in cash		(876)
Cash at beginning of year		10,116
Cash at end of year	$	9,240

See accompanying notes to financial statements.

BCR CAPITAL CORPORATION
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

BCR Capital Corporation (the "Company") was organized and incorporated on June 21, 1989, and is engaged in the business of debt placement and selling of limited partnership interests primarily in Indiana.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES

Federal income taxes have not been provided because the stockholders elected to be treated to an S Corporation for income tax purposes as provided in Section 1362(a) of the Internal Revenue Code. As such, the corporate income or loss and credits are passed to the stockholders and combined with their personal income and deductions to determine taxable income on their individual tax returns. The election continues unless the Company becomes disqualified or until the election is revoked voluntarily. The Company has been an S Corporation since inception and therefore is not subject to the built-in gains tax on the sale of any of its assets. There are no significant temporary differences between reporting for tax and financial statement purposes.

REVENUE

Fees and commissions are recognized when the applicable transaction is completed.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $ 9,240 which was $ 4,240 in excess of its required net capital of $5,000. The Company's net capital ratio was 0 to 1.

3. LEASES

The Company is obligated under an operating lease for its office facilities. Rent expense for 2004 was $ 56,785. Future minimum obligations on the lease in effect at December 31, 2004 are:

2005	$ 60,523
2006	61,333
2007	62,143
2008	42,458
	$ 226,457

The Company shares its office with others. Payments received from these companies for their share of the occupancy expenses and certain other expenses in 2004 were $ 59,801. There is no written agreement.

BCR CAPITAL CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

Total shareholders' equity	$	11,430
Nonallowable assets		
Furniture and equipment		(1,216)
Deductions - prepaid expenses		(974)
Net capital	$	9,240

BCR CAPITAL CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

Aggregate indebtedness	
Included in statement of financial condition	
Accounts payable, accrued expenses and other liabilities	$ -
Computation of basis net capital requirement	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ -
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 4,240
Excess net capital at 1,000%	$ 9,240
Ratio: aggregate indebtedness to net capital	0 to 1

BCR CAPITAL CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

Reconciliation with company's computation
(included in Part IIA of Form X-17A-5
as of December 31, 2004

Net capital, as reported in company's Part IIA (unaudited) FOCUS report	$	9,240
Net audit adjustments		-
Net capital per page 8	$	9,240

BCR CAPITAL CORPORATION
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS
UNDER RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2004

Broker-dealer is exempt from Rule 15c3-3. There were no security transactions during 2004.

PRICE & GARTRELL, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
BCR Capital Corporation
Indianapolis, Indiana

In planning and performing our audit of the financial statements of BCR Capital Corporation for the year ended December 31, 2004, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

As required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by ruel 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Stephen D. Price, C.P.A.
H. Lynn Gartrell, C.P.A.

Frank T. Crislip, Jr., C.P.A.
Jason C. Lowe, C.P.A.

8465 KEYSTONE CROSSING, SUITE 195 • INDIANAPOLIS, INDIANA 46240
(317) 257-4100 • FAX (317) 205-7005 • EMAIL pgpc@on-net.net

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraid in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, and the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Price & Gartrell, P.C.

PRICE & GARTRELL, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

February 9, 2005